UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Kamada Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 1.00 Per Share

(Title of Class of Securities)

 M6240T109
(CUSIP Number)

FIMI 6 2016 Ltd. Alon Towers 2 94 Yigal Alon St. Tel-Aviv 6789141, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. M6240T109	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS
FIMI 6 2016 Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
N/A
	8.	SHARED VOTING POWER
9,452,708
	9.	SOLE DISPOSITIVE POWER
N/A
	10.	SHARED DISPOSITIVE POWER
9,452,708
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,452,708
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.23%*
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

*          The calculation is based on a total of 44,523,970 Ordinary Shares outstanding, as reported in the Annual Report on Form 20-F of Kamada Ltd., as filed with the Securities and Exchange Commission on February 26, 2020.

Page 2 of 10 Pages

CUSIP No. M6240T109	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS
FIMI Opportunity 6, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
N/A
	8.	SHARED VOTING POWER
4,421,909
	9.	SOLE DISPOSITIVE POWER
N/A
	10.	SHARED DISPOSITIVE POWER
4,421,909
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,421,909
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.93%*
14.	TYPE OF REPORTING PERSON (See Instructions)
PN

*          The calculation is based on a total of 44,523,970 Ordinary Shares outstanding, as reported in the Annual Report on Form 20-F of Kamada Ltd., as filed with the Securities and Exchange Commission on February 26, 2020.
Page 3 of 10 Pages

CUSIP No. M6240T109	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS
FIMI Israel Opportunity 6, Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
N/A
	8.	SHARED VOTING POWER
5,030,799
	9.	SOLE DISPOSITIVE POWER
N/A
	10.	SHARED DISPOSITIVE POWER
5,030,799
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,030,799
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.30%*
14.	TYPE OF REPORTING PERSON (See Instructions)
PN

*          The calculation is based on a total of 44,523,970 Ordinary Shares outstanding, as reported in the Annual Report on Form 20-F of Kamada Ltd., as filed with the Securities and Exchange Commission on February 26, 2020.

Page 4 of 10 Pages

CUSIP No. M6240T109	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS
Or Adiv Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
N/A
	8.	SHARED VOTING POWER
9,452,708
	9.	SOLE DISPOSITIVE POWER
N/A
	10.	SHARED DISPOSITIVE POWER
9,452,708
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,452,708
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.23%*
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

*          The calculation is based on a total of 44,523,970 Ordinary Shares outstanding, as reported in the Annual Report on Form 20-F of Kamada Ltd., as filed with the Securities and Exchange Commission on February 26, 2020.
Page 5 of 10 Pages

CUSIP No. M6240T109	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS
Ishay Davidi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
N/A
	8.	SHARED VOTING POWER
9,452,708
	9.	SOLE DISPOSITIVE POWER
N/A
	10.	SHARED DISPOSITIVE POWER
9,452,708
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,452,708
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.23%*
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

*          The calculation is based on a total of 44,523,970 Ordinary Shares outstanding, as reported in the Annual Report on Form 20-F of Kamada Ltd., as filed with the Securities and Exchange Commission on February 26, 2020.
Page 6 of 10 Pages

The undersigned, FIMI 6 2016 Ltd. (“FIMI 6”), FIMI Opportunity 6, L.P. (“FIMI Opportunity”), FIMI Israel Opportunity 6, Limited Partnership (“FIMI Israel Opportunity”, and together with FIMI Opportunity, the “FIMI 6 Funds”), Or Adiv Ltd. (“Or Adiv”) and Ishay Davidi (together, the “Reporting Persons”) hereby file this Amendment No. 2 to Schedule 13D (the “Amendment”), which amends the Schedule 13D filed by the Reporting Persons on November 27, 2019, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on January 21, 2020 (as amended, the “Schedule 13D”), with respect to the Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Kamada Ltd., an Israeli company (“Kamada”).  The Amendment amends and supplements Items 3, 4 and 5 of the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:

On May 20, 2020, FIMI Opportunity acquired an aggregate of 21,091 Ordinary Shares for an aggregate purchase price of approximately $167,731 (excluding brokerage commissions), and FIMI Israel Opportunity acquired an aggregate of 23,994 Ordinary Shares for an aggregate purchase price of $147,436 (excluding brokerage commissions), as set forth in Schedule A hereto, which is incorporated herein by reference.  The US Dollar values are calculated based on the exchange rate published by the Bank of Israel on May 20, 2020.

The source of funding for the purchase of the Ordinary Shares was the capital of the FIMI 6 Funds.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following:

On May 20, 2020, FIMI Opportunity acquired an aggregate of 21,091 Ordinary Shares for an aggregate purchase price of approximately $167,731 (excluding brokerage commissions), and FIMI Israel Opportunity acquired an aggregate of 23,994 Ordinary Shares for an aggregate purchase price of $147,436 (excluding brokerage commissions), as set forth in Schedule A hereto, which is incorporated herein by reference. The US Dollar values are calculated based on the exchange rate published by the Bank of Israel on May 20, 2020.

Each of the Reporting Persons intends to continuously review its investment in Kamada, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of Kamada, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of Kamada owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) – (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated to read as follows:

(a)          The calculations included herein are based on a total of 44,523,970 Ordinary Shares outstanding, as reported in the Annual report on Form 20-F of Kamada Ltd., as filed with the Securities and Exchange Commission on February 26, 2020.

As of May 20, 2020, FIMI Opportunity directly beneficially owns 4,421,909 Ordinary Shares, representing approximately 9.93% of the Ordinary Shares.

As of May 20, 2020, FIMI Israel Opportunity directly beneficially owns 5,030,799 Ordinary Shares, representing approximately 11.30% of the Ordinary Shares.

Page 7 of 10 Pages

As of May 20, 2020, FIMI 6, Or Adiv and Ishay Davidi indirectly beneficially own Ordinary Shares, representing approximately 21.23% of the Ordinary Shares.

(b)          As of May 20, 2020, FIMI 6, Or Adiv and Ishay Davidi share the power to vote and dispose of, the 9,452,708 Ordinary Shares beneficially owned by the Reporting Persons.

As of May 20, 2020, FIMI Opportunity shares the power to vote and dispose of, the 4,421,909 Ordinary Shares directly beneficially owned by FIMI Opportunity.

As of May 20, 2020, FIMI Israel Opportunity shares the power to vote and dispose of, the 5,030,799 Ordinary Shares directly beneficially owned by FIMI Israel Opportunity.

(c)          Except as set forth in Schedule A hereto and as described in Item 4, no transactions in the Ordinary Shares have been effected by the Reporting Persons during the past 60 days.

(d)          None.

(e)          N/A

Page 8 of 10 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2020

FIMI 6 2016 Ltd.

	By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

FIMI Opportunity 6, L.P. By: FIMI 6 2016 Ltd., managing general partner

By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

FIMI Israel Opportunity 6, Limited Partnership By: FIMI 6 2016 Ltd., managing general partner

By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

Or Adiv Ltd.

By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

Ishay Davidi

By:	/s/ Ishay Davidi
Name: Ishay Davidi
Title: CEO

Page 9 of 10 Pages

Schedule A

Reporting Person – FIMI Opportunity 6, L.P.

Nature of Transaction	Date of Transaction	Number of Ordinary Shares	Price per Ordinary Share*
Purchase of Ordinary Shares	May 20, 2020	19,180	NIS 24.50 ($6.99)
Purchase of Ordinary Shares	May 20, 2020	456	NIS 24.36 ($6.95)
Purchase of Ordinary Shares	May 20, 2020	234	NIS 24.45 ($6.98)
Purchase of Ordinary Shares	May 20, 2020	280	NIS 24.43 ($6.97)
Purchase of Ordinary Shares	May 20, 2020	153	NIS 24.44 ($6.97)
Purchase of Ordinary Shares	May 20, 2020	236	NIS 24.47 ($6.98)
Purchase of Ordinary Shares	May 20, 2020	552	NIS 24.50 ($6.99)

* US Dollar value calculated based on the exchange rate published by the Bank of Israel on May 20, 2020 (US$1:NIS3.504).

Reporting Person – FIMI Israel Opportunity 6, Limited Partnership

Nature of Transaction	Date of Transaction	Number of Ordinary Shares	Price per Ordinary Share*
Purchase of Ordinary Shares	May 20, 2020	21,820	NIS 24.50 ($6.99)
Purchase of Ordinary Shares	May 20, 2020	519	NIS 24.36 ($6.95)
Purchase of Ordinary Shares	May 20, 2020	266	NIS 24.45 ($6.98)
Purchase of Ordinary Shares	May 20, 2020	318	NIS 24.43 ($6.97)
Purchase of Ordinary Shares	May 20, 2020	173	NIS 24.44 ($6.97)
Purchase of Ordinary Shares	May 20, 2020	270	NIS 24.47 ($6.98)
Purchase of Ordinary Shares	May 20, 2020	628	NIS 24.50 ($6.99)

* US Dollar value calculated based on the exchange rate published by the Bank of Israel on May 20, 2020 (US$1:NIS3.504).

Page 10 of 10 Pages